Exhibit 15.1
August 28, 2006
Charter Communications, Inc. and subsidiaries
12405 Powerscourt Drive
St. Louis, Missouri 63131-3674
Re: Registration Statement on Form S-4 to be filed on or about August 28, 2006.
With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated August 7, 2006 related to our review of interim financial information of Charter Communications, Inc and subsidiaries.
Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such reports are not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or reports prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.
/s/ KPMG LLP
St. Louis, Missouri